Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of BioLargo, Inc. on Form S-8 (File Nos. 333-225821 and 333-153193) of our report dated March 4, 2026, appearing in the Annual Report on Form 10-K of BioLargo, Inc. for the year ended December 31, 2025.

Our report dated March 4, 2026, contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, and has limited capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 4, 2026